Exhibit 99.1

BIGLARI HOLDINGS INC.
17802 IH 10 WEST, SUITE 400
SAN ANTONIO, TEXAS 78257
TELEPHONE (210) 344-3400
FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

February 14, 2013

Mr. James W. Bradford, Jr.
Chairman of the Board
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, Tennessee 37088

Dear Jim:

For the second time — the last on November 30, 2012 — you have called me to offer to purchase all our shares in Cracker Barrel Old Country Store, Inc. I made it quite clear in November that Biglari Holdings plans to remain a long-term owner of Cracker Barrel. Furthermore — as I have repeated before — we would not be interested in a share repurchase that is not offered to all other Cracker Barrel shareholders. Incidentally, for the last several years I have consistently said we have made a long-term investment, yet you have for months persisted with a proposal to purchase our interest. Since you also sent me a letter on February 13, 2013, I am putting our view in writing along with sharing alternative recommendations to your proposal.

I should remind you that we have not sold a single share of Cracker Barrel since we became a large stockholder; again, we have a commitment to owning the stock of Cracker Barrel for the long run. Thus, our suggestions are centered on maximizing Cracker Barrel’s long-term value.

You stated in your letter, “Our analysis of block trades and sell down programs shows that a meaningful discount would be typical if you were to exit on your own over a longer period of time.” Putting aside the lack of validity of the statement, the Board should not waste shareholder resources on this sort of analysis. We have not had, nor do we have, a need for an exit strategy. We have one of the longest time horizons in the investment world. (Incidentally, you should aspire to attract investors with long-term views in order to manage the business without the distractions of speculators who may know only of financial engineering — but at the expense of long-term value creation, which impacts other constituents.)

Nevertheless, since Cracker Barrel has the capability of purchasing our 20% stake, worth a little over $300 million, I have two recommendations to the Board: (1) tender for 20% of the Company’s outstanding stock or (2) issue a one-time special dividend of $300 million. Shareholders deserve a rational capital allocation strategy, one that benefits everyone proportionally.

Your aim should be to maximize the long-term value for ongoing shareholders. If you proceed with a tender, shareholders can decide either to sell their shares to the Company or not, the latter effectively increasing their ownership in the Company. By Cracker Barrel’s engaging in significant stock repurchases — so long as price is less than value — continuing shareholders would benefit enormously. However, by your making only Biglari Holdings an offer, you are in effect making a decision using the money of nonconsulted shareholders. By opting for a tender offer to purchase 20% of the shares outstanding, all stockholders would be treated equally.

The Board ought to be preoccupied with optimizing long-term value on a per share basis, not concerning itself with “monetizing” our stake. By request, I insist that you spend less time on such ineffectual matters and more effort on creating shareholder value through operational improvement and secondarily instituting better capital allocation policies.

Over the last year or so, the Board has made promises to shareholders to deliver better performance. Since the annual meeting, we have remained on the sidelines waiting for the aforesaid “better results.” It is now time to analyze the Company based on its performance, not on its promises. My desire is to see management succeed in its endeavor because the value of our investment is predicated on leadership’s performance. Therefore, no reason exists for the Board to waste time with utterly useless distractions and, more important, the waste of shareholders’ resources.

We have proffered many value-enhancing ideas. We will remain ready to offer our services to work with the Board productively. We believe Cracker Barrel is a brand with considerable upside potential, but we count on you to realize the Company’s inherent value.

I welcome your reaching out to discuss ways to augment shareholder value. But we refuse to consider the topic of selling our shares.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari

Enclosures